Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Virtusa Corporation and Subsidiaries:

We consent to the incorporation by reference in the registration statement on Form S-8 of Virtusa Corporation and Subsidiaries of our reports dated May 20, 2015, with respect to the consolidated balance sheets of Virtusa Corporation and Subsidiaries as of March 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2015, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of March 31, 2015, which reports appear in the March 31, 2015 annual report on Form 10-K of Virtusa Corporation and Subsidiaries.

/s/ KPMG LLP

Boston, Massachusetts

May 20, 2015